Exhibit 3.1

AMENDMENT TO THE

AMENDED AND RESTATED BYLAWS OF

INTEGRATED DEVICE TECHNOLOGY, INC.

September 10, 2018

Pursuant to the resolutions duly adopted by the Board of Directors of Integrated Device Technology, Inc., a Delaware corporation (the “Corporation”) on September 10, 2018, the Amended and Restated Bylaws of the Corporation have been amended to:

(i) amend and restate Section 1.6 in its entirety as follows:

“Organization. Meetings of stockholders shall be presided over by such person as the Board of Directors may designate, or, in the absence of such a person, the Chairman of the Board, or, in the absence of such person, the President of the Corporation, or, in the absence of such person, such person as may be chosen by the holders of a majority of the shares entitled to vote who are present, in person or by proxy, at the meeting. Such person shall be chairman of the meeting and, subject to Section 1.11 hereof, shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seems to him or her to be in order. The chairman of any meeting shall have the power to convene the meeting on the meeting date and to recess and/or adjourn the meeting to a later time or date for any reason, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of the chairman of such meeting, are appropriate for the proper conduct of the meeting. The Secretary of the Corporation shall act as secretary of the meeting, but in his or her absence the chairman of the meeting may appoint any person to act as secretary of the meeting.”